EXHIBIT 13.5

     AGGREGATE TOTALS FOR THE PERIOD OCTOBER 24, 2002 TO SEPTEMBER 30, 2003

                             SMHL GLOBAL FUND NO. 3

For Period ended                 09/30/2003

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                                              Beginning
                          Original             Period               Principal           Interest              Total
Class                     Balance          Invested Amount        Distribution        Distribution        Distribution
-----              --------------------  --------------------  ------------------  -----------------   ------------------
  A                USD 1,400,000,000.00  USD 1,400,000,000.00  USD 465,533,628.44  USD 19,183,387.19   USD 484,717,015.63

  B                   AUD 33,700,000.00     AUD 33,700,000.00            AUD 0.00   AUD 1,401,631.01     AUD 1,401,631.01
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                           Ending             Outstanding
                           Period              Principal
                      Invested Amount           Balance
                     ------------------    ------------------

                     USD 934,466,371.56    USD 934,466,371.56

                      AUD 33,700,000.00     AUD 33,700,000.00
                     -----------------------------------------

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                               Bond            Current Pass
Class                         Factor           Through Rates*
-----                      ------------        -------------
  A                        $0.667475980              1.50000%  * Based on a LIBOR of1.28000%
  B                        $1.000000000              5.32670%  * Based on a BBSW of:4.77670%
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

AMOUNTS PER $1,000 UNIT
------------------------------------------------------------------------------------------------------
                                                                                        Ending
                         Principal               Interest              Total            Period
Class                   Distribution           Distribution        Distribution         Balance
-----                  ----------------       ---------------    ----------------   ----------------
  A                    USD 332.52402702       USD 13.70241942    USD 346.22644644   USD 667.47597298
  B                       AUD 0.0000000        AUD 41.5914248      AUD 41.5914248  AUD 1,000.0000000
------------------------------------------------------------------------------------------------------

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Period Principal           Scheduled                                                    Insurance
Distribution               Principal           Prepayments         Liquidations         Proceeds              Total
----------------      -----------------    ------------------  ------------------     --------------   ------------------

Class A               USD 24,205,866.14    USD 441,327,771.68            USD 0.00           USD 0.00   USD 465,533,637.83
Per $1000 unit         USD  17.28990439     USD  315.23412263      USD 0.00000000     USD 0.00000000     USD 332.52402702

---------------------------------------------------------------------------------------------------------------------------
Class B                   AUD 0.0000000         AUD 0.0000000       AUD 0.0000000      AUD 0.0000000        AUD 0.0000000
Per $1000 unit            AUD 0.0000000         AUD 0.0000000       AUD 0.0000000      AUD 0.0000000        AUD 0.0000000
----------------------------------------------------------------------------------------------------------------------------

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Collateral Distributions                  Current Period           Since Inception         Current Period        Since Inception
----------------------------------     --------------------    ---------------------    --------------------   --------------------
Beginning Collateral Balance           AUD 2,588,444,542.68    AUD  2,588,444,542.68    USD 1,418,467,609.39   USD 1,418,467,609.39
-Scheduled Principal Payments                 44,171,288.59            44,171,288.59           24,205,866.14          24,205,866.14
-Unscheduled Principal Payments              896,230,469.14           896,230,469.14          491,134,297.09         491,134,297.09
+Principal Redraws                            90,887,820.09            90,887,820.09           49,806,525.41          49,806,525.41
-Insurance Proceeds                                    0.00                     0.00                    0.00                   0.00
-Liquidation Proceeds                                  0.00                     0.00                    0.00                   0.00
-Realized Losses from Liquidations                     0.00                     0.00                    0.00                   0.00
                                       --------------------------------------------------------------------------------------------
Ending Collateral Balance              AUD 1,738,930,605.04    AUD 41,738,930,605.04    USD   952,933,971.56   USD   952,933,971.56
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

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Outstanding Mortgage Information             Period                Since Inception              Period           Since Inception
--------------------------------       --------------------     --------------------      ------------------   -------------------

Outstanding Principal Balance -
  Fixed rate housing loan              AUD   229,054,042.42     AUD   316,985,272.56      USD 125,521,615.25     USD 173,707,929.36
Outstanding Principal Balance -
  Variable rate housing loans          AUD 1,509,876,562.62     AUD 2,271,459,270.12      USD 827,412,356.32   USD 1,244,759,680.03
                                       --------------------------------------------------------------------------------------------
Total Outstanding Principal Balance    AUD 1,738,930,605.04     AUD 2,588,444,542.68      USD 952,933,971.68   USD 1,418,467,609.39
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

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Period Interest Collections Waterfall                                      AUD                    USD
-------------------------------------                              ------------------      ------------------
Interest Collections
Gross Interest Income Received from Mortgages                      AUD 28,901,952.64       USD 15,838,270.05
Payments from / (to) Fixed / Floating Swap Provider                      (362,071.78)            (198,415.34)
Payments from / (to) Currency Swap Provider                           (17,679,644.24)          (9,688,445.04)
Interest Income received from Cash holdings                               902,568.40              494,607.48
Principal Draws                                                                 0.00                    0.00
Liquidity Facility Draws                                                        0.00                    0.00
                                                                   ------------------      ------------------
Net proceeds available for Interest Waterfall                      AUD 11,762,805.02       USD   6,446,017.15
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

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DISTRIBUTION OF INTEREST COLLECTIONS
Trustee's fee and Expenses                                          AUD 3,707,930.51       USD   2,031,945.92
Interest Carryforward paid to A                                                 0.00                     0.00
Current Interest due to A                                              25,146,156.79            13,780,093.92
Payments from swap provider due to A                                  (17,679,644.24)           (9,688,445.04)
Interest Carryforward paid to Class B                                           0.00                     0.00
Current Interest due to Class B                                           295,084.59               161,706.36
Other                                                                      11,526.64                 6,316.60
Deposit into Cash Collateral Account                                            0.00                     0.00
Reimbursement of Principal Draws                                                0.00                     0.00
                                                                   ------------------      -------------------
Total Distributions of Interest Collections                        AUD 11,481,054.29       USD   6,291,617.75
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Outstanding Deferred Management Fees                                 AUD  281,750.73           USD 154,399.40
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

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Period Principal Collections Waterfall           Period             Since Inception            Period             Since Inception
-------------------------------------    -------------------      ------------------      -------------------   ------------------

Principal Collections
Principal Collections from
  outstanding mortgage loans             AUD 940,401,757.73       AUD 940,401,757.73      USD 515,340,163.24    USD 515,340,163.24
Principal Redraws from outstanding
  mortgage loans                             (90,887,820.09)          (90,887,820.09)         (49,806,525.41)       (49,806,525.41)
Recoveries from previously charged off
  mortgage loans                                       0.00                     0.00                    0.00                  0.00
Other                                                  0.00                     0.00                    0.00                  0.00
Less:  Principal Draws for
   Interest Waterfall                                  0.00                     0.00                    0.00                  0.00
Plus:  Reimbursement of Principal Draws
   from Interest Waterfall                             0.00                     0.00                    0.00                  0.00
                                         ------------------------------------------------------------------------------------------
Net proceeds available for Principal
   Waterfall                             AUD 849,513,937.64       AUD 849,513,937.64      USD 465,533,637.83    USD 465,533,637.83
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


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Outstanding Shortfalls and Chargeoffs               Period        Period
-------------------------------------              --------      --------
Principal Draws for Interest Waterfall             AUD 0.00      USD 0.00
Class A Interest Shortfall                             0.00          0.00
Accrued Interest on Class A Interest Shortfall         0.00          0.00
Class B Interest Shortfall                             0.00          0.00
Accrued Interest on Class B Interest Shortfall         0.00          0.00
Class A Charge Offs                                    0.00          0.00
Class A Carry Over Charge Offs                         0.00          0.00
Class B Charge Offs                                    0.00          0.00
Class B Carry Over Charge Offs                         0.00          0.00
Redraw Charge Offs                                     0.00          0.00
Redraw Carry Over Charge Offs                          0.00          0.00
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
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Realized Loss Information                           Period               Since Inception             Period         Since Inception
-------------------------                          --------              ---------------            --------        ---------------

Realized Loss on Class A Bonds
   before Mortgage insurance                       AUD 0.00                 AUD 0.00                USD 0.00              USD 0.00
Realized Loss on Class B Bonds
  before Mortgage insurance                        AUD 0.00                 AUD 0.00                USD 0.00              USD 0.00
Realized Loss on Redraw Funding Facility
  before Mortgage insurance                        AUD 0.00                 AUD 0.00                USD 0.00              USD 0.00
-----------------------------------------------------------------------------------------------------------------------------------
Realized Loss on Class A Bonds
  after Mortgage insurance                         AUD 0.00                 AUD 0.00                USD 0.00              USD 0.00
Realized Loss on Class B Bonds
   after Mortgage insurance                        AUD 0.00                 AUD 0.00                USD 0.00              USD 0.00
Realized Loss on Redraw Funding Facility
   after Mortgage insurance                        AUD 0.00                 AUD 0.00                USD 0.00              USD 0.00
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

----------------------------------------------------------------------------------------------------------------
Cash Collateral Account                                                    AUD                     USD
-----------------------                                            -----------------        ----------------

Beginning Cash Collateral Account Balance                          AUD 17,034,605.00        USD 9,334,963.54
+ Interest Earned on Cash Collateral Account                              176,232.52               96,575.42
+ Deposit from Interest Collections Waterfall                                   0.00                    0.00
-Current Period's Cash Collateral Account Draws                                 0.00                    0.00
-Current Period's Release to cash collateral provider                   1,705,530.27               96,575.42
                                                                   -----------------        ----------------
Ending Cash Collateral Account Balance                             AUD 15,505,307.25        USD 9,334,963.54
----------------------------------------------------------------------------------------------------------------

Required Cash Collateral Account Balance                           AUD 14,701,104.68        USD 8,056,205.37
----------------------------------------------------------------------------------------------------------------


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Delinquency Information                   Percentage
-----------------------       # of Loans   of Pool     Loan Balance   % of Pool
                              ----------  ----------   ------------   ---------

31-60 Days                        26        0.18%      4,404,936.43     0.25%
61-90 Days                         6        0.04%        836,732.39     0.05%
90+ Days (excluding Loans
   in Foreclosures)                7        0.05%        922,212.27     0.05%
Loans in Foreclosure               0        0.00%               -       0.00%
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Total                             39        0.27%      6,163,881.09     0.35%
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Prepayment Information                       Three Month CPR        Life
----------------------                       ---------------       ------
                                                     32.74%        35.37%
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